08029303

STATES
ANGE COMMISSION
D.C. 20549

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3/10

SEC FILE NUMBER
8 - 053021

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Collins/Bay Island Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

567 San Nicolas Drive, Suite 460
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Budge Collins, Owner (949) 644-5771
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company, P.C.
(Name - *if individual, state last, first, middle name*)

9171 Wilshire Blvd., 5th Floor (Address) Beverly Hills (City) CA (State) 90210 (Zip Code)

SEC Mail Processing Section
FEB 29 2008
Washington, DC
101

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Budge Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Collins/Bay Island Securities LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Budge Collins
Signature

Owner
Title

See attached JZ
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Orange

On Feb 25, 2008 before me, JUDI L. ZIEG NOTARY PUBLIC,
Date — Here Insert Name and Title of the Officer

personally appeared BUDGE COLLINS
Name(s) of Signer(s)

JUDI L. ZIEG
Commission # 1574529
Notary Public - California
Orange County
My Comm. Expires May 27, 2009

Place Notary Seal Above

who proved to me on the basis of satisfactory evidence to be the person(s) whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Judi L. Zieg
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: SEC Annual Audited Report

Document Date: Jan 1, 2007 - Dec 31, 2007 Number of Pages: 2

Signer(s) Other Than Named Above: None

Capacity(ies) Claimed by Signer(s)

Signer's Name: Budge Collins
- ☐ Individual
- ☐ Corporate Officer — Title(s):
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☑ Other: Limited Liability Co. member/owner

Signer Is Representing: Collins/Bay Island Securities LLC

RIGHT THUMBPRINT OF SIGNER
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Signer's Name:
- ☐ Individual
- ☐ Corporate Officer — Title(s):
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other:

Signer Is Representing:

RIGHT THUMBPRINT OF SIGNER
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COLLINS/BAY ISLAND SECURITIES LLC

CONTENTS

Independent Auditors' Report 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement 3-6

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
9171 Wilshire Boulevard, Suite 500
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of Collins/Bay Island Securities LLC

We have audited the accompanying statement of financial condition of Collins/Bay Island Securities LLC (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Collins/Bay Island Securities LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 25, 2008

COLLINS/BAY ISLAND SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS		
Cash and cash equivalent	$	4,088,435
Accounts receivable		1,215,608
Property and equipment, net		111,801
Other assets		122,239
	$	5,538,083
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	831,278
Member's equity		4,706,805
	$	5,538,083

See accompanying notes to financial statement.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Collins/Bay Island Securities LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company specializes in marketing third-party investments.

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Account for the Exclusive Benefit of Customers."

Cash Equivalent

The Company considers its investment in a short-term money market fund to be a cash equivalent.

Revenue Recognition

The Company earns asset-based and incentive fees for accounts obtained for third-party investment companies. The fees are recognized on a quarterly or yearly basis as they are recognized by the investment advisors managing the investment companies.

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is recorded at cost and depreciated using the straight-line method over estimated useful lives of three to seven years.

Income Taxes

The Company is a limited liability company and is not subject to Federal income taxes. Taxable income of the Company is reported on the member's tax return. The Company is subject to an annual minimum state franchise tax and a limited liability company fee.

Concentration of Credit Risk

The Company maintains cash in demand deposit accounts with federally insured banks. At times, the balances in the accounts are in excess of federally insured limits.

Concentration of Revenues

In 2007, the Company received 56% of its management fee revenues and 97% of its performance fee revenues from one manager.

2. Property and equipment

Property and equipment consists of the following at December 31, 2007:

Automobile	$ 119,607
Office equipment	31,302
Furniture and fixtures	36,215
Less accumulated depreciation	(75,323)
Property and equipment, net	$ 111,801

Depreciation expense for the year ended December 31, 2007 was $35,913.

3. Commitment

The Company leases office space under a non-cancellable operating lease expiring in May 2009. At December 31, 2007, the Company's future minimum rental commitment is as follows:

Years ending December 31,	
2008	$ 55,215
2009	23,006
	$ 78,221

Rent expense for the year ended December 31, 2007 was $55,277.

4. Pension and profit-sharing plans

The Company has a defined benefit pension plan (the "Plan") that covers all employees who have a minimum of 12 months of service and are 21 years or older. No employee contributions are permitted to the Plan. The Company funds the Plan in accordance with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Contributions to the Plan are determined on an actuarial cost method. The Company uses a December 31 measurement date for the Plan. Employees' benefits vest over five years at a rate of 20% each year after the first year of the employee's service.

Benefit expense and other activity of the Plan for the year ended December 31, 2007 consist of the following:

Net periodic benefit cost	$ 337,527
Employer contribution	$ 371,217
Prepaid benefit cost included in other assets	$ 33,690

4. Pension and profit-sharing plans - continued

The following sets forth the funded status of the Plan as of December 31, 2007:

Projected benefit obligation	$	861,392
Fair value of plan assets		638,117
Funded status		(223,275)
Unrecognized actuarial gain		87,712
Net amount recognized as unfunded accumulated benefit obligation included in account payable and accrued expenses	$	(135,563)

Accumulated benefit obligation as of December 31, 2007 was $839,114. The net actuarial gain and net prior service cost recognized in other comprehensive income were $158,923 and $0, respectively. Amortization of transition asset recognized in net period benefit cost was $19,018. Amounts in accumulated other comprehensive income that have not been recognized in net periodic benefit cost, including net gain, net prior service cost, and net transition obligation were $158,923, $0, and $247,227, respectively.

Weighted-average assumptions used for the year ended December 31, 2007 were as follows:

Discount rate	6.5 %
Salary increase	0.0 %
Expected long-term return on assets	6.0 %

The Plan's assets may be invested in stocks, bonds, mutual funds, options (including written options), savings deposits and other instruments that the Plan's Trustee deems appropriate. The Plan's investments may be changed by the Trustee from time to time. As of December 31, 2007, the Plan's assets are invested entirely in money market funds (30% of Plan assets) and offshore limited partnerships (70% of Plan assets). The Company's estimated contribution expense to the defined benefit pension plan for the year ended December 31, 2007 is $371,217 of which $171,217 has been accrued at December 31, 2007. The Company expects to contribute $350,000 into the Plan during the year ended December 31, 2008. There were no benefits paid during the year ended December 31, 2007.

The Company expects to make benefit payments for each of the next five years as follows:

Year ending December 31,		
2008	$	0
2009		0
2010		175,500
2011		173,655
2012		169,055
2013 to 2018		763,131

4. Pension and profit-sharing plans - continued

The Company also has a profit sharing plan that covers all eligible employees as defined by the plan. The Company's estimated contribution expense to the profit sharing plan for the year ended December 31, 2007 is $25,000, which has been accrued as of December 31, 2007.

The Company also maintains a non-contributory 401(k) plan for the benefit of its eligible employees.

5. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital, maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and compliance with restrictions on withdrawal of equity capital or cash dividends if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company's net capital was approximately $3,257,000 which was approximately $3,202,000 in excess of its minimum net capital requirement of $55,418.

6. Contingency

On December 16, 2007, an Agreement and General Release was signed between the Company and an employee. The agreement terminated the employee effective November 30, 2007. In compromise of the dispute between the two parties, the agreement provided that the employee be paid a lump sum of $3,120,684, paid in December 2007 plus $405,203, included in accounts payable and accrued expenses.

In addition, the employee may be entitled to additional payment for approximately one-third of performance fee revenues earned by the Company through June 30, 2008 with respect to a manager with a June 30, 2008 year end.

END